UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 37)*

                THE GREAT ATLANTIC & PACIFIC TEA COMPANY, INC.
               ------------------------------------------------
                               (Name of Issuer)

                     COMMON STOCK, Par Value $1 Per Share
                    --------------------------------------
                        (Title of Class of Securities)

                                  390064 10 3
                                 -------------
                                (CUSIP Number)

                                John D. Barline
                           7138 Interlaken Drive SW
                           Tacoma, Washington 98499


                                with a copy to

                               Samuel C. Butler
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue
                              New York, NY 10019

       ------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                                 July 1, 2002
                      ----------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 17 Pages

                                 SCHEDULE 13D


CUSIP No. 390064 10 3                           Page 2 of 17 Pages
          -----------                           ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tengelmann Warenhandelsgesellschaft KG
                51-0235841
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,710,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,710,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,710,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 390064 10 3                           Page 3 of 17 Pages
          -----------                           ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Tengelmann Verwaltungs- und Beteiligungs GmbH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,710,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,710,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,710,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 390064 10 3                           Page 4 of 17 Pages
          -----------                           ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Christian Wilhelm Erich Haub
                ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        AF and PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States and Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         306,000**

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,710,000**
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         306,000**

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,710,000**

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,016,000**

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.72%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

        *SEE INSTRUCTIONS BEFORE FILLING OUT!
**INCLUSIVE OF OPTIONS TO PURCHASE 302,500 SHARES OF A&P'S COMMON STOCK

                                 SCHEDULE 13D


CUSIP No. 390064 10 3                           Page 5 of 17 Pages
          -----------                           ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Karl-Erivan Warder Haub
                ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States and Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,710,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,710,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,710,000

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.37%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D


CUSIP No. 390064 10 3                           Page 6 of 17 Pages
          -----------                           ------------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Erivan Karl Haub
                ###-##-####
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [ ]
                                                                 (b)  [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        AF and PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Federal Republic of Germany
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         90,100

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    21,710,000
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         90,100

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    21,710,000

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,800,100

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [x]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        56.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                  SCHEDULE 13D

          This Amendment No. 37 relates to reporting a change in the facts set forth in the Schedule 13D required by Rule 13d- 1(a), and is intended to amend and restate the entire text of the statement on Schedule 13D (the "Statement") to update the information presented therein and create a composite Statement presenting such information in one document. Accordingly, the Statement is hereby amended and restated in its entirety to read as follows:

Item 1.  Security and Issuer

          This Statement relates to the Common Stock, par value $1 per share (the "Common Stock"), of The Great Atlantic & Pacific Tea Company, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 2 Paragon Drive, Montvale, New Jersey 07645.

Item 2.  Identity and Background

                          (a)-(c); (f)

          The names of the persons filing this Statement (the "Reporting Parties") are the following: Tengelmann Warenhandelsgesellschaft KG, a limited partnership organized under the laws of the Federal Republic of Germany ("Tengelmann"); Tengelmann Verwaltungs- und Beteiligungs GmbH, a limited liability company authorized under the laws of the Federal Republic of Germany ("TVB"); Erivan Karl Haub ("EKH"); Karl- Erivan Warder Haub ("KEH"); and Christian Wilhelm Erich Haub ("CH"). The business address of both Tengelmann and TVB is

                              Page 7 of 17 Pages

Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. EKH is a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. KEH is a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. CH is a citizen of the United States and the Federal Republic of Germany whose business address is 2 Paragon Drive, Montvale, New Jersey 07645.

          Tengelmann is engaged in general retail marketing. It owns and operates, through affiliated companies and subsidiaries of the Tengelmann Enterprises Group, several chains of stores, which principally sell grocery and department store items throughout the Federal Republic of Germany, other European countries, China, Canada and the United States. The general partners of Tengelmann are EKH, TVB, and EKH's two sons: KEH and CH. Tengelmann's sole limited partner is Georg Rudolf Otto Haub ("GH"), EKH's third son. GH is a Consultant for Store Planning and Construction for Tengelmann and a citizen of the United States and the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany. One half of the partnership interests of Tengelmann are owned by EKH, with the remainder equally divided among his three sons - KEH, CH, and GH.

          TVB is the sole managing partner of Tengelmann. By virtue of the articles of association of Tengelmann, TVB has the

                              Page 8 of 17 Pages
exclusive right to direct Tengelmann and is solely responsible for its conduct. TVB, whose only shareholders are EKH and his three sons, is not an operating company. KEH and CH are the only Managing Directors ("Co-CEOs") of TVB.

          CH became President and Chief Executive Officer of the Company on May 1, 1998 and Chairman of the Board on May 1, 2001. In addition to CH's other positions, he served as President of the Company from December 7, 1993 until the election of Elizabeth R. Culligan on February 24, 2002.

                          (d)-(e)

          None of the Reporting Parties nor, to the best knowledge of the Reporting Parties, any director of TVB or any partner of Tengelmann, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

          Since December 20, 2000, EKH has purchased 2000 shares of Common Stock. CH owns 3500 shares of Common Stock.

                              Page 9 of 17 Pages

The funds used by both EKH and CH to purchase all such shares consisted of their respective personal funds. CH has options to purchase 482,500 shares of Common Stock (of which 302,500 shares are exerciseable within 60 days) in connection with his employment with the Company.

          The shares of Common Stock referred to in Item 5(a) hereof as being beneficially owned by Tengelmann, TVB, KEH, CH, and EKH (other than the shares referred to in the previous paragraph) were acquired by Tengelmann and EKH in transactions which have been previously described in filings pursuant to Rule 13d-1 and Rule 13d-2 under the Act on Schedule 13D ("Previous Filings").

Item 4.  Purpose of Transaction

          Tengelmann holds the shares of Common Stock it owns as an investment. Except for CH serving as Chief Executive Officer of the Company, Tengelmann does not participate in the day-to-day management of the Company, and it does not have any present intention to increase its participation. Tengelmann reserves the right, however, to increase its participation in the day-to-day management of the Company, to the extent it deems such participation appropriate, and the size of its holdings of Common Stock gives it power to do so.

          Of the 10 directors of the Company, the following four were suggested for nomination by Tengelmann:

                  John D. Barline
                  Rosemarie Baumeister
                  Christian W.E. Haub
                  Helga Haub

                              Page 10 of 17 Pages

Tengelmann expects to continue to nominate persons for election as directors of the Company. While it has no present intention of doing so, Tengelmann reserves the right to nominate and cause the election of additional directors or all the members of the Board of Directors of the Company (the "Board"), and the size of its holdings of Common Stock gives it power to do so.

          The Reporting Parties may from time to time purchase additional shares of Common Stock in the open market or in private transactions. The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Company and other factors. The Reporting Parties also reserve the right to make a tender offer or acquire shares of Common Stock in any other manner in order to further increase their interest in the Company. Furthermore, the Reporting Parties reserve the right to reduce their interest in the Company from time to time by open market or private sales of Common Stock.

          The Reporting Parties do not have any present plan or proposal which relates to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company (other than those described in the immediately preceding paragraph of this Item 4), (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any

                              Page 11 of 17 Pages
change in the present Board or the management of the Company, including any plans or proposals to change the number or term of directors, (e) any material change in the present capitalization or dividend policy of the Company, (f) any material change in the Company's business or corporate structure, (g) any change in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person, (h) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Parties, however, reserve the right to adopt and implement any plan or proposal or make any change with respect to the Company, including one or more of those referred to in the first sentence of this paragraph, to the extent they deem any such plan, proposal or change to be appropriate, and the size of Tengelmann's holdings of Common Stock gives them power to do so.

Item 5.  Interest in Securities of the Issuer

                          (a)-(b)

          As of the close of business on July 1, 2002, EKH, TVB, CH, and KEH were the beneficial owners (through Tengelmann) of 21,710,000 shares of Common Stock constituting approximately

                              Page 12 of 17 Pages

56.37% of the outstanding shares of Common Stock (according to the Company, as of May 23, 2002, there were outstanding 38,506,565 shares of Common Stock). In addition, as of the close of business on July 1, 2002, EKH was the direct beneficial owner of 90,100 shares of Common Stock constituting approximately 0.2% of the outstanding shares of Common Stock. Also, as of July 1, 2002, CH was the direct beneficial owner of 3500 shares of Common Stock in addition to options to purchase 482,500 shares of Common Stock.

          As of the close of business on July 1, 2002 to the best knowledge of the Reporting Parties, the persons named in Item 2 hereof (other than the Reporting Parties) and the directors of the Company suggested for nomination by Tengelmann (including Rosemarie Baumeister and Helga Haub) were the beneficial owners of shares of Common Stock as set forth in Appendix A hereto. Helga Haub, the wife of EKH (as well as the mother of KEH, CH, and GH) and a citizen of the Federal Republic of Germany whose business address is Hasengartenstrasse 25, 65189 Wiesbaden, Federal Republic of Germany, is a member of the Supervisory Board of Kaiser's Tengelmann AG (formerly Kaiser's Kaffee Geschaft AG) and a director of the Company. Rosemarie Baumeister, a citizen of the Federal Republic of Germany whose business address is Wissollstrasse 5-43, 45478 Mulheim an der Ruhr, Federal Republic of Germany, is a Senior Vice-President of Tengelmann, a member of the Supervisory Boards of Kaiser's Tengelmann AG and Plus Supermercados S.A. (formerly Tengelmann Espana S.A.), a member of the Advisory Board of Deutsche Bank AG and a director of the Company.

                              Page 13 of 17 Pages

                  Except as described in the preceding paragraph, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof, nor any person who, together with any of the persons named in Item 2 hereof, comprise a group within the meaning of
Section 13(d)(3) of the Act, owns beneficially any shares of Common Stock. Each of the Reporting Parties (e.g., EKH, TVB, CH, and KEH) disclaim any power to vote, or to direct the voting of, or any power to dispose, or to direct the disposition of, the shares owned by the other Reporting Parties, Helga Haub or Rosemarie Baumeister. Each of the Reporting Parties expressly declares that the filing of this statement shall not be construed as an admission that such reporting party is, for purposes of Section 13 of the Act, a beneficial owner of the shares of Common Stock owned by Helga Haub or Rosemarie Baumeister.

                          (c)

          Within the past sixty days, neither the Reporting Parties nor, to the best knowledge of the Reporting Parties, any other person named in Item 2 hereof, has effected any transactions in the Common Stock.

                          (d)-(e)

                  Not applicable.


                              Page 14 of 17 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

          In connection with Tengelmann's reservation of the right to acquire or sell shares of Common Stock from time to time in the open market and by private purchase or sale, UBS Warburg LLC has acted and presently acts as broker and agent for Tengelmann.

Item 7.  Material to Be Filed as Exhibits

          Not applicable.

                              Page 15 of 17 Pages

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 TENGELMANN WARENHANDELSGESELLSCHAFT KG,

                                       by

                                 /s/ Karl-Erivan W. Haub
                                 --------------------------------------------
                                 Karl-Erivan Warder Haub, Co-CEO of Tengelmann Verwaltungs- und Beteiligungs GmbH, Managing Partner



                                 TENGELMANN VERWALTUNGS- UND BETEILIGUNGS GmbH,

                                       by

                                 /s/ Karl-Erivan W. Haub
                                 --------------------------------------------
                                 Karl-Erivan Warder Haub, Co-CEO


                                 /s/ Karl-Erivan W. Haub
                                 --------------------------------------------
                                 Karl-Erivan Warder Haub


                                 /s/ Christian Haub
                                 --------------------------------------------
                                 Christian Wilhelm Erich Haub


                                 /s/ Erivan Karl Haub
                                 --------------------------------------------
                                 Erivan Karl Haub
                                     by
                                        /s/ John D. Barline
                                        John D. Barline
                                        Attorney-in-Fact

August 8, 2002

                              Page 16 of 17 Pages

                                                                    Appendix A



                    Persons Named
                     in Item 5(a)
                     (other than                                   Percentage of
                    the Reporting               Number of           Outstanding
                       Parties)*                Shares**             Shares ***
                    -------------              -----------        -------------

John D. Barline                                   6,300               ****
Rosemarie Baumeister                              7,000               ****
Helga Haub                                        7,000               ****

--------------------

          * To the best knowledge of the Reporting Persons, each such person has the sole power to vote and dispose of his or her shares of Common Stock.

          ** The amounts shown include all options granted under Company plans regardless of whether exercisable within 60 days. The number of options included in the total number of owned shares are 3,600 for John D. Barline, 4,200 for Rosemarie Baumeister, and 4,200 for Helga Haub.

        *** According to the Company, as of May 23, 2002, there were outstanding 38,506,565 shares of Common Stock.

       **** Less than 1%.


                              Page 17 of 17 Pages